Exhibit 15.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Form S-8 (File Nos. 333-197069 and 333-217644) of our reports dated April 10, 2019, relating to (1) the consolidated financial statements of Leju Holdings Limited, its subsidiaries and its consolidated variable interest entities (the “Group”), (which our report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Accounting Standards Codification Topic 606, Revenue from Contracts with Customers, using the full retrospective transition method) and (2) the effectiveness of the Group’s internal control over financial reporting appearing in this Annual Report on Form 20-F of the Group for the year ended December 31, 2018.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Deloitte Touche Tohmatsu Certified Public Accountants LLP
Shanghai, the People’s Republic of China
April 10, 2019